UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July 2009

ORIX Corporation

(Translation of registrant’s name into English)

Mita NN Building 4-1-23 Shiba, Minato-ku

Tokyo, Japan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

1.	English press release entitled, “Announcement Regarding Determination of Issue Price”, made public on Monday, July 13, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 13, 2009	By:	/s/ Haruyuki Urata
	Name:	Haruyuki Urata
	Title:	Director Deputy President Chief Financial Officer

July 13, 2009

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

Announcement Regarding Determination of Issue Price

TOKYO, Japan – July 13, 2009 – ORIX Corporation (TSE, OSE: 8591, NYSE: IX, hereinafter “ORIX”), a leading integrated financial services group, has determined the issue price for the primary offering of new shares the issuance of which was resolved in accordance with the approval by the Board of Directors on June 23, 2009 and by the Representative Executive Officer on July 2, 2009. The details are as follows.

(1)	Class and Number of Shares to be Offered

18,000,000 shares of common stock of ORIX (the “Shares”), which is the sum of (i) and (ii) below.

(i)     16,289,600 shares to be underwritten by the underwriters in each of the following offerings:

(a) Japanese Public Offering: 4,186,860 shares.

(b) International Offering: 12,102,740 shares.

(ii)    A maximum of 1,710,400 shares which shall be the subject of a purchase option granted to the underwriters in the International Offering for the purchase of additionally issued shares.

(2)	Issue Price*1	JPY 4,830 per share

(3)	Total Amount of the Issue Price*2	JPY 86,940,000,000

(4)	Amount to be Paid*1	JPY 4,630.80 per share

(5)	Total Amount to be Paid*2	JPY 83,354,400,000

(6)	Amount of Stated Capital and Capital Reserve to be Increased*2	Amount of Stated Capital to be Increased: JPY 41,677,200,000 Capital Reserve to be Increased: JPY 41,677,200,000

(7)	Subscription Period (in Japan)	Tuesday, July 14, 2009 to Wednesday, July 15, 2009

(8)	Payment Date	Tuesday, July 21, 2009

This press release does not constitute any part of an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the determination of the issue price for the primary offering of new shares of ORIX, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus and any amendment thereto (if any) concerning the issuance of new shares prepared by ORIX prior to making any investment decision.

ORIX has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (Registration No. 333-160409) relating to the portion of the offering to be conducted in the United States. A copy of the prospectus may be obtained, when available, by contacting UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department, Phone: 1-888-827-6444, ext. 561-3884, Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, Phone: 1-212-449-1000, or Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Phone: 1-866-718-1649. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

*1	With respect to the Japanese Public Offering, the Initial Japanese Underwriters (Nikko Citigroup Limited, UBS Securities Japan Ltd., Merrill Lynch Japan Securities Co., Ltd., Morgan Stanley Japan Securities Co., Ltd., Okasan Securities Co., Ltd., Tokai Securities Co., Ltd., Toyo Securities Co., Ltd. and Marusan Securities Co., Ltd.) shall underwrite and purchase all of the new shares at the amount to be paid and the Japanese Underwriters, which consist of the Initial Japanese Underwriters and ORIX Securities Corporation, shall handle the public offering at the issue price. With respect to the International Offering, the International Underwriters (UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated) shall underwrite and purchase all new shares at the amount to be paid and offer the shares at the issue price.
*2	This amount reflects the exercise of all of the purchase options in (1)(ii) above by the International Underwriters.

Reference

1.	Issue Price Calculation

Calculation Date and Price:	Monday, July 13, 2009 JPY 4,980
Discount Rate:	3.01%

2.	Use of Proceeds

The entire approximate net amount of the Japanese Public Offering and International Offering is expected to total JPY 82,809,594,000. Proceeds are planned to be used for general corporate purposes, including to build a more stable financial base and to invest in future growth opportunities.

This press release does not constitute any part of an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the determination of the issue price for the primary offering of new shares of ORIX, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus and any amendment thereto (if any) concerning the issuance of new shares prepared by ORIX prior to making any investment decision.

ORIX has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (Registration No. 333-160409) relating to the portion of the offering to be conducted in the United States. A copy of the prospectus may be obtained, when available, by contacting UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department, Phone: 1-888-827-6444, ext. 561-3884, Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, Phone: 1-212-449-1000, or Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Phone: 1-866-718-1649. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.